

Mail Stop 6010

December 17, 2007

Mr. Luis A. Mostacero
Vice President of Finance
Paradigm Medical Industries, Inc.
2355 South 1070 West
Salt Lake City, Utah 84119

      **Re: Paradigm Medical Industries, Inc.
            Form 10-KSB for the Fiscal Year Ended December 31, 2006
            File No. 000-28498**

Dear Mr. Mostacero:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2006

Item 7. Financial Statements, page F-1

Balance Sheet, page F-3

1.   Please revise your financial line entitled "intangible assets, net" to be entitled "goodwill" since the aggregate amount of goodwill should be presented as a separate line item in your balance sheet. Refer to paragraph 43 of SFAS 142.

-Statement of Operations, page F-4

2.   We note that you had recognized $2.9 million and $1.2 million of other expenses in fiscal year 2005 and 2006, respectively.   Please tell us and revise future filings to explain the nature of these expenses. We may have further comment upon reviewing your response.

Notes to Financial Statements, page F-9

3.   We note throughout the filing that you provide the percentage that each of your products contributed to the company's total sales for fiscal 2005 and 2006. Please revise your notes in future filings to present your revenues from external customers by product and services as required by paragraph 37 of SFAS 131.

Note 1. Organization and Significant Accounting Policies, page F-7

-Stock-Based Compensation, page F-10

4.   You state on page F-12 that you adopted SFAS 123(R) using the modified-prospective transition method and that you recognized compensation expense for the three months ended September 30, 2005 that included compensation expense for all share-based awards granted prior to, but not yet vested as of January 1, 2006 and compensation expense for all share-based awards granted on or after January 1, 2006.   Separately, you state on page F-10 that you apply the footnote disclosure provisions of SFAS 123 and that you have continued to apply the provisions of APB 25. We finally note from page F-11 that you included fiscal 2006 pro forma net income and related per share disclosures under paragraph 45 of SFAS 123.   Based on these different statements, it is unclear when you adopted SFAS 123(R) and the impact that the adoption of this standard had on your financial statements.   Please revise your future filings to clearly state that you adopted SFAS 123(R) on January 1, 2006, if true, and to remove the pro forma disclosures related to fiscal 2006 and to only include pro forma disclosures required under paragraph 45 of SFAS 123 for those prior period during which awards were accounted for under the intrinsic value method pursuant to APB 25. Refer to the guidance in paragraphs 69 and 84 of SFAS 123(R).

-Earnings Per Share, page F-13

5.   Please revise your future filings to also disclose the number of potentially dilutive shares related to your convertible notes and convertible preferred stock which were excluded from the computation of earnings per share in accordance with paragraph 40 of SFAS 128.

-Revenue Recognition, page F-14

6.   We note on page 6 and throughout the filing that your products contain hardware and software components. Please tell us and revise this note in future filings to explain how your revenue recognition policies consider the guidance in SOP 97-2, as amended by SOP 98-9.

Note 3. Detail of Certain Balance Sheet Accounts, page F-17

7.   We note that you have accrued expenses of $550,000 related to consulting and litigation reserves outstanding as of December 31, 2006. Please tell us and revise future filings to explain your accounting policy for loss contingencies under SFAS 5. Within your discussion, please provide to us the nature and amount that you have recorded for litigation reserves as of December 31, 2006. Refer to the guidance in paragraphs 9-12 of SFAS 5.

Note 9. Convertible Notes, page F-29

8.   We note that you issued $2.5 million and $1.5 million of convertible notes during fiscal 2005 and 2006, respectively. We further note from your September 30, 2007 Form 10-QSB that you issued $500,000 of convertible notes during fiscal 2007. Please explain to us how you are accounting for these notes and how you have applied the guidance in EITF 00-19 in evaluating whether the various features of your convertible term notes, including for example, the conversion feature, the interest rate reset feature, etc., are embedded derivatives that you should separate from the debt host, record as liabilities and account for at fair value under SFAS 133. In this regard, it appears that these notes may not meet the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19 since these notes have a feature wherein the conversion price is the lower of a set price or 50% or 60% of the average of the three lowest trading prices for your common stock on the OTC Bulletin Board for twenty days prior to the conversion date. Please provide us with your analysis of each of these features under paragraphs 12-32 of EITF 00-19.   If you determined that the conversion feature does not require accounting under SFAS 133, please tell us how you have considered the guidance in EITF 98-5 and EITF 00-27 with respect to any beneficial conversation features.

9.   Further to the above, we note that you issued warrants in connection with these convertible notes issued in fiscal 2005, 2006, and 2007. We further note that the holders

of the warrants may exercise these warrants for cash or on a cashless basis. Please explain to us how you are accounting for these warrants as well as your evaluation of SFAS 133 and EITF 00-19 in determining the appropriate accounting for the warrants. You may refer to Section II.B of the SEC staff's Current Issues and Rulemaking Projects, dated November 30, 2006 available on our website at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

Note 14. Export Sales, page F-38

10.   Please revise this note in future filings to disclose the basis for attributing revenues from external customers to individual countries consistent with paragraph 38(a) of SFAS 131.

Note 16. Commitments and Contingencies, page F-39

11.   We note that you entered into written settlement agreements under the federal and state class action lawsuits described within this note on February 22, 2005. Please tell us and this note in future filings to explain the nature of the settlement agreements and the amounts owed under the agreements, if any. Within your discussion, please provide to us the amount that you accrued for these settlement agreements, if any, and the basis for the amount accrued. Refer to paragraphs 9-10 of SFAS 5.

Item 8A. Controls and Procedures, page 37

12.   We note your disclosure that your principal executive officer and principal financial officer concluded that "[your] disclosure controls and procedures were effective and adequately designed to ensure that information required to be disclosed by [you] in the report it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Exhibit 31.1 and Exhibit 31.2

13.   We note that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-B. Specifically, we note throughout the certifications that you refer to the "registrant" rather than the "small business issuer." We note similar modifications within your March 31, 2007, June 30, 2007, and September 30, 2007 Forms 10-QSB. Please revise your certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-B.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin Vaughn
Branch Chief